EXHIBIT 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Margins to Fixed Charges

(Dollar Amounts In Thousands)

	For the Nine Months		For the Years Ended
	Ended

	February 29,	February 28,	May 31,
	2004	2003	2003	2002	2001	2000	1999

Net margin (loss) before cumulative effect of change in accounting principle	$(64,545)	$494,913	$651,970	$78,873	$132,766	$115,333	$76,439

Add: Fixed charges	685,105	702,461	930,847	885,838	1,117,839	861,324	664,109

Margins available for fixed charges	$620,560	$1,197,374	$1,582,817	$964,711	$1,250,605	$976,657	$740,548

Fixed charges:

Interest on all debt (including amortization of discount and issuance costs)	$685,105	$702,461	$930,847	$885,838	$1,117,839	$861,324	$664,109

Total fixed charges	$685,105	702,461	$930,847	$885,838	$1,117,839	$861,324	$664,109

Ratio of margins to fixed charges	N/A	1.70	1.70	1.09	1.12	1.13	1.12

For the nine months ended February 29, 2004, earnings were insufficient to cover fixed charges by $65 million.